OMB APPROVAL
OMB Number: 3235-0116
Expires: September 30, 2007
Estimated average burden hours per response...6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NAM TAI ELECTRONICS, INC.
Announces Year 2007 Dividend Policy
VANCOUVER, CANADA — July 14, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that its Board of Directors has approved a change in the Company’s dividend policy with effect from year 2007, in order to help fund its several ongoing expansion projects. These projects include the following:
•	Vertical integration of its flexible printed circuit(“FPC”) business

•	New factory expansion (approximately 1.3 million square feet of land) in an industrial park in Shenzhen, PRC

•	Expansion to Wuxi, Jiangsu Province, PRC (pending local government’s final approval)

•	Set up operation in Eastern Europe (under investigation)
The Company expects to make capital expenditures of over $260 million through the second quarter of 2010 for the above expansion projects. While the Company continues to concentrate on, and accelerate, its aggressive expansion strategy, the Board of Directors believes that long-term shareholder value can be best increased by reinvestment of cash flows into Nam Tai’s business. Therefore, the Board of Directors has decided to change its dividend policy with effect from the first quarter of 2007.
Since 2005, Nam Tai’s dividend policy has been to determine the amounts of its dividends after its year-end financial results are available from portions of two items of its operating results, specifically (1) two-thirds of its operating income for the reported year (the “Operating Income Portion”) and (2) one-third of one-time other income in cash, if any, realized from gains on other income, less tax expenses, minority interest and any other item below operating income on Nam Tai’s consolidated income statement for the reported year (the “One-time Cash Income Portion”). The Operating Income Portion was to be paid to shareholders as dividends in equal amounts following the end of each quarter of the year immediately after the year in which the operating income was earned (e.g., April 2005, July 2005, October 2005 and January 2006 for operating income reported for 2004). The One-time Cash Income Portion was to be paid to shareholders as dividends in equal amounts following the end of each quarter of each of the three years after the year in which the One-time Cash Income Portion was earned (e.g., April 2005, 2006 and 2007; July 2005, 2006 and 2007; October 2005, 2006 and 2007; and January 2006, 2007 and 2008 for the 2004 One-time Cash Income Portion).
As revised, Nam Tai’s dividend policy is for its board of directors, after Nam Tai’s year-end financial results are available, to declare a specific amount to be paid as dividends based on Nam Tai’s operating income for the prior year, its then current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believes reasonable and appropriate to consider in the determination. The amount so declared is to be paid to shareholders as dividends in equal amounts following the end of each quarter of the year, or immediately after the year, in which the dividend was declared, as determined by Nam Tai’s Board.
The revised policy will not affect dividends payable by Nam Tai either during 2006 based on the 2005 Operating Income Portion and the 2004 One-time Cash Income Portion or during 2007 based on the 2004

One-time Cash Income Portion. Under the revised policy, Nam Tai’s board has decided to pay a dividend of $0.20 per share for 2006 to be paid in equal amounts following the end of each quarter of 2007.
The following tables indicate the transition to Nam Tai’s revised dividend policy and reflect the per share dividend amounts payable in 2006 under Nam Tai’s prior dividend policy and in 2007 under Nam Tai’s revised dividend policy.
1)	Dividends to be paid following each quarter of year 2006 (Unchanged)

Quarterly	2005	2004 One-time	Total dividends
Payment of	Operating Income	Cash Income	to be paid	Scheduled
Annual Dividend	Portion	Portion	2006	Payment Date
Q1/06	$0.22	$0.16	$0.38	Paid
Q2/06	0.22	0.16	0.38	On or before July 21, 2006
Q3/06	0.22	0.16	0.38	On or before Oct. 21, 2006
Q4/06	0.22	0.16	0.38	On or before Jan. 21, 2007

	$0.88	$0.64	$1.52

2)	Dividends to be paid following each quarter of year 2007

	Dividend declared
Quarterly	in 2006	2004 One-time	Total dividends
Payment of	payable	Cash Income	to be paid	Scheduled
Annual Dividend	in 2007	Portion	2007	Payment Date
Q1/07	$0.05	$0.16	$0.21	April 2007
Q2/07	0.05	0.16	0.21	July 2007
Q3/07	0.05	0.16	0.21	October 2007
Q4/07	0.05	0.16	0.21	January 2008

	$0.20	$0.64	$0.84

Under Nam Tai’s revised dividend policy, the Board of Directors will determine and declare the amount of Nam Tai’s dividend payable in 2008 based on its 2007 operating income, its current and estimated future cash, cash flow and capital expenditure requirements at the time of the yearly declaration and such other factors as Nam Tai’s board believes reasonable and appropriate to consider in the determination and plans to announce the declared amount of that dividend in February of 2008. As it did when adopting Nam Tai’s prior dividend policy, the Board of Directors reserves the right to adjust or further revise Nam Tai’s dividend policy in the future in the event that the members believe that circumstances then existing require it.

Forward-Looking Statements
Statements in this release concerning future declarations or anticipated payments of dividends are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on current expectations and assumptions that are subject to risks and uncertainties. Whether future dividends will actually be declared, or even if declared, continued, will depend upon the Company’s future growth and continuing expansion, of which there can be no assurance, and the Company’s operating income, available and estimated future cash and cash flows and the level of capital expenditures required for future expansion. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures, and its resulting declaration or payment of dividends, may be adversely affected by numerous factors including its dependence on a few large customers, the electronics industry in which it participates being highly competitive, Nam Tai being subject to continuing pressure on its margins, its operating results fluctuating and lacking predictability, risks relating to its doing business in China such as arising from changes in governmental policies, taxation, trade regulation, and currency exchange and by one or more of these or the other factors discussed in Item 3. Key Information — Risk Factors in its Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission. Accordingly, there can be no assurance that future cash dividends on the Company’s common shares will be declared, what the amounts of such dividends will be or whether such dividends, once declared for a specific period will continue for any future period or at all.
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual report on Form 20-F, copies of which may be obtained by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, or from Nam Tai’s website at http://www.namtai.com.
All information in this release is as of July 14, 2006. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date July 18, 2006	By:	/s/ Patinda Lei
		Name:	Patinda Lei
		Title:	Chief Executive Officer